Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Diamond Hill Investment Group, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333‑41323, 333-156331, 333-56829, 333-171110, 333-197064 and 333-173797) on Form S-8 of Diamond Hill Investment Group, Inc. and subsidiaries, of our report dated February 25, 2016, with respect to the consolidated balance sheets of Diamond Hill Investment Group, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10‑K of Diamond Hill Investment Group, Inc. and subsidiaries.

/s/ KPMG LLP
Columbus, Ohio
February 25, 2016